Exhibit 99.1

SDRL – Successful Completion of Consent Solicitation for Proposed Amendments to 12.0% Senior Secured Notes due 2025

Hamilton, Bermuda, March 11, 2019—Seadrill Limited (the “Company”) announces the successful completion of the consent solicitation process to amend certain terms of the indenture and the escrow agreement related to its 12.0% Senior Secured Notes due 2025 (the “Notes”). The consent solicitation expired at 5:00 p.m., New York City time, on March 8, 2019. Approximately 89% in aggregate principal amount of the Notes consented to the proposed amendments and a consent fee totaling c.$1.7 million was paid to consenting noteholders.

The company has entered into a supplemental indenture and amended escrow agreement related to the Notes. The amendments will become effective upon the successful completion of a c.$340 million tender offer for the Notes, if completed by April 30, 2019. The main amendments are as follows:

•	Asset sale proceeds remaining after a mandatory asset sale repurchase offer can be used for open market purchases of the Notes.

•	c.$340 million currently held as security for the Notes can be used to fund a tender offer for the Notes at a price of 107 plus accrued and unpaid interest and related fees and expenses.

•	The subordinated capital redemption provision can be used to redeem all of the Notes.

•

Unrestricted cash not provided as security for the Notes can be used to redeem the Notes using the subordinated capital redemption provision with the consent of the relevant parties to the secured credit facilities.

•	The requirement for obtaining a public rating on the Notes has been eliminated.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its 2017 Annual Report on Form 20-F (File No. 001-34667) and its Registration Statement on Form F-1 (Registration No. 333-224459). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.